Exhibit 107

EX-FILING FEES

Calculation of Filing Fee Table

SC TO-I/A

(Form Type)

PGIM Private Credit Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to be Paid	—	—		—
Fees Previously Paid	$5,680,660.93		0.0001476	$838.47
Total Transaction Valuation	$5,680,660.93
Total Fees Due for Filing				$838.47
Total Fees Previously Paid				$838.47
Total Fee Offsets				$0.00
Net Fee Due				$0.00